FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached hereto as Exhibit 99.1 are the unaudited interim balance sheet and income statement of Hunter Maritime Acquisition Corp. as at June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)
Dated: December 11, 2017
/s/ Alexander Saverys By: Alexander Saverys Chief Executive Officer

Exhibit 99.1

HUNTER MARITIME ACQUISITION CORP.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of June 30, 2017 and December 31, 2016

in USD
ASSETS	June 30, 2017	December 31, 2016

NON-CURRENT ASSETS	-	-
Financial assets	-	-
Investments in equity-accounted investees	-	-
CURRENT ASSETS	152,556,948	153,590,747
Trade and other receivables	11,100	-
Cash and cash equivalents	152,545,848	153,590,747
Cash	756,635	1,823,321
Cash equivalents (trust account)	151,789,213	151,767,426
TOTAL ASSETS	152,556,948	153,590,747

EQUITY and LIABILITIES
EQUITY	5,000,001	5,000,001
Equity attributable to owners of the Company	5,000,001	5,000,001
Share capital	422	470
Additional paid-in capital	9,323,655	8,959,926
Retained earnings	(4,324,076)	(3,960,395)
NON-CURRENT LIABILITIES	147,466,543	147,830,224
Common stock subject to possible redemption	147,466,543	147,830,224
CURRENT LIABILITIES	90,404	760,522
Trade and other payables	90,404	760,522
TOTAL EQUITY and LIABILITIES	152,556,948	153,590,747

F-1

HUNTER MARITIME ACQUISITION CORP

CONSOLIDATED INCOME STATEMENT
For the six months ended June 30, 2017 and 2016

in USD	For the six months ended June 30,
	2017	2016

General and administrative expenses	(715,015)	(12,715)
Profit/(Loss) from operating activities	(715,015)	(12,715)
Finance income	395,144	-
Finance expenses	(43,810)	-
Net finance expense	351,334	-
Profit/(Loss) before tax	(363,681)	(12,715)
Income tax expense	-	-
Profit/(Loss) for the period	(363,681)	(12,715)
Attributable to:
Owners of the Company	(363,681)	(12,715)
Non-controlling interest	-	-

Earnings per share
Basic earnings per share	(0.0959)	(0.0029)
Diluted earnings per share	(0.0959)	(0.0029)

F-2